UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securites Exchange Act of 1934
                               (Amendment No. 1)*


                         PACKAGING DYNAMICS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    695160101
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                                 (CUSIP Number)

                              G. Douglas Patterson
                             DCBS Investors, L.L.C.
                              CB Investors, L.L.C.
                              3900 West 43rd Street
                             Chicago, Illinois 60632
                            Telephone: (773) 843-8000

                                    Copy to:
                             William R. Kunkel, Esq.
                 Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                            Telephone: (312) 407-0700


                                December 12, 2003
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

--------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

     CUSIP No. 695160101              13D          Page 2 of 4 Pages
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          DCBS INVESTORS, L.L.C.* (I.R.S. IDENTIFICATION NO.36-4258943)
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [   ]
                                                           (b)  [ x ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                               0
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                            0
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                    CO
     --------------------------------------------------------------------

*DCBS Investors, L.L.C. ("DCBS") is submitting this statement to report the distribution of all of its ownership interest in Packaging Dynamics Corporation (the "Company") to its members on a pro rata basis. As a result of such distribution, DCBS is no longer deemed to be the beneficial owner of more than five percent of the Company's common stock, par value $.01 per share (the "Common Stock") and thus, this is DCBS's final filing on Schedule 13D. DCBS is the sole manager of CB Investors, L.L.C. ("CB").

                                  SCHEDULE 13D

     CUSIP No. 695160101                           Page 3 of 4 Pages
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          CB INVESTORS, L.L.C.* (I.R.S. IDENTIFICATION NO.36-4258943)
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [   ]
                                                           (b)  [ x ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                               0
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                            0
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                       CO
     --------------------------------------------------------------------


*CB is submitting this statement to report the distribution of all of its ownership interest in the Company to its members on a pro rata basis. As a result of such distribution, CB is no longer deemed to be the beneficial owner of more than five percent of the Company's Common Stock and thus, this is CB's final filing on Schedule 13D.

Introduction

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed with the Securities and Exchange Commission on July 10, 2002 (the "Original Schedule 13D") by DCBS Investors, L.L.C., a Delaware limited liability company ("DCBS") and CB Investors, L.L.C., a Delaware limited liability company ("CB," and together with DCBS, the "Reporting Persons"). The Reporting Persons, individually and in the aggregate, have fallen below the five percent threshold of ownership of the common stock, par value $.01 per share (the "Common Stock"), of Packaging Dynamics Corporation, a Delaware corporation (the "Company"), for reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) and (b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock and do not have sole or shared power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock. Additionally, effective as of December 12, 2003, all rights of the Reporting Persons under that certain stockholders agreement, dated July 1, 2002 (the "Stockholders Agreement"), by and among the Company, the Reporting Persons and Packaging Investors, L.P. ("Packaging Investors"), were terminated. Therefore, the Reporting Persons' status as participants in a "group" (within the meaning of Section 13(d)(3) of the Act) is terminated to the extent that the Reporting Persons may have been deemed to be participants in a "group" by virtue of the Stockholders Agreement; provided, however, that neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a "group" had ever existed.

         (c) On December 12, 2003, DCBS and CB distributed 736,144 and 167,992 shares of Common Stock, respectively, which constituted each Reporting Person's entire ownership interest in the Company, to their respective members on a pro rata basis for no consideration.

         (d) Not applicable.

         (e) As of December 12, 2003, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

         The information set forth in Item 5 of this Amendment No. 1 is hereby incorporated by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2004

                             DCBS INVESTORS, L.L.C.


                             By:  /s/ G. Douglas Patterson
                                  -----------------------------------------
                                  Name:   G. Douglas Patterson
                                  Title:  Managing Member


                             CB INVESTORS, L.L.C.


                             By:  DCBS INVESTORS, L.L.C., its Sole Manager


                             By:  /s/ G. Douglas Patterson
                                  -----------------------------------------
                                  Name:   G. Douglas Patterson
                                  Title:  Managing Member